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PITCH   COMPANY   DISCUSSION

Summary
Problem
Solution
Product
Traction
Customers
Business model

SUMMARY

Problem	Exploring space is expensive because most vehicles rely on using heavy metal fuel storage tanks.
Solution	Linerless composite pressure vessels are the optimal design for storing compressed and cryogenic fluids.
Product	Our Pressure Vessel (iCPV) enables up to 40% lower mass, up to 50% lower cost, and up to 80% shorter lead time than the competition.
Competition	Only two direct competitors exist for linerless composite tanks; indirect competitors provide legacy technologies with metal or plastic liners.
Vision	A future where composites are the status quo for critical systems & infrastructure enabling optimal efficiency in space, aviation & transportation.
Use of Funds	Continued buildout of the team, facility, and equipment to support ongoing and future development / production programs.
Team	100+ years of combined experience in aerospace engineering and manufacturing composite products at Virgin Galactic, NORDAM and Dassault Falconjet.
Traction	600% tank deliveries in 2020; 1000% growth projected for 2021. Graduated from the Creative Destruction Lab, Dcode & 2020 Techstars Starburst Space Accelerator. Hold 6 US patents & 1 Canadian Patent
Customers	NASA, SpaceX, U.S Air Force
Business Model	Transactional
Market	Approx. Market Size: $158B

PROBLEM

Exploring space is expensive because most vehicles rely on using heavy metal fuel storage tanks.

Sending payloads into space is an expensive process. Launching a single kilogram (or 2.2 lbs) into lower earth orbit (LEO) can cost companies over $8,000 [1]. If you want to land that same amount of cargo on the moon, the price tag rockets to over a million dollars [2]. One step further, and the price jumps to $2.7M to reach the surface of Mars [3].



The image above shows the cost of sending 1 kilogram of material to low Earth orbit – LEO [1], geosynchronous equatorial orbit – GEO [4], the surface of the moon [2] and the surface of Mars respectively [3].

The good news is that, over the past 50 years, the cost of sending cargo to space has been driven down by more than 50% due to the emergence of new launch companies and satellite constellations.





Antares Launch Cost Estimated. All launch costs as attributed in the Profiles in Innovation: Space The Next Investment Frontier research Report compiled by The Goldman Sachs Group, Inc.[5].

As launch costs have fallen, access to launch services has increased dramatically, causing spikes in space vehicle manufacturing. 2016 ushered in a new era of spaceflight with the successful launch and landing of the world's first flight-proven, orbital-class rocket, propelling space vehicle manufacturing forecasts to unprecedented levels.



Revenue numbers from the IBISWorld Space Vehicle & Missile Manufacturing industry in the US Market Research Report [6].

Major innovations have been made around engine technologies to increase the amount of cargo weight that can be lifted into orbit, but mankind has made little progress around reducing the heaviest part of a spacecraft or launch vehicle... **the fuel storage tank.**



Even on lunar landers and satellites, fuel tanks can make up more than 50% of a vehicle's empty weight. These highly engineered tanks often serve as the primary structure of a vehicle and there can be more than 100 tanks onboard per flight.



State-of-the-art tanks typically require a metal liner to contain the gas. These liners are a major driver of mass and cost, and their lead-time can extend expected mission timelines from months.... to years....



SOLUTION

Linerless composite pressure vessels are the optimal design for storing compressed and cryogenic fluids.

Infinite Composites has spent the last 10 years developing the patented infiniteCPV™ (iCPV), which is the most efficient tank on the market. Our Type V, liner-less tank reduces mass, cost, and development time across launch vehicle applications.

This simplified all-composite design eliminates the need for a separate gas-tight liner giving users up to 90% less mass while reducing cost by up to 90% and shortening lead time by up to 80% compared to traditional metal tanks which make up more than 95% of the market.



To put things into perspective, take an orbital-class launch vehicle that weighs nearly 333,000 kilograms and can send roughly 10,500 kilograms to low earth orbit at a cost of $119 million as an example. Its metallic pressure vessels comprise 60% of the rocket's total weight. By replacing these metallic tanks with iCPV liner-less all-composite tanks, the vehicle can maximize payload capacity – creating a lighter, more cost-effective, and more efficient launch vehicle.

ICPV CAN REDUCE OVERALL LAUNCH VEHICLE MASS BY 20%, OFFERING LESS COST FOR PAYLOAD DELIVERY TO ORBIT.



METALLIC PRESSURE VESSELS	iCPV: LINER-LESS PRESSURE VESSELS
Weight of Launch Vehicle: **335,000kg**	Vehicle Mass Reduction: **6,796kg**
Weight of Metallic Tank: **80% (281,000kg)**	Cost Savings: **$16M+**
Weight Sent to LEO: **16,500kg**	
Cost: **$110M**	Tank Mass Reduction For Payload:
	Revenue per Launch: **$54M ($8000/kg)**
	Propellant Cost Savings per Launch: **40% ($56k)**

In this application the iCPV can enable an overall vehicle mass reduction of 6,796 kgs, reducing launch costs by more than $16 million. If the tank mass reduction were used for payload, it would earn the launch company upwards of $54 million per launch (at $8,000/kg) in additional revenue. Additionally, the launch provider would save 40% or $56k on propellant cost per launch.

PRODUCT

Our Pressure Vessel (iCPV) enables up to 40% lower mass, up to 50% lower cost, and up to 80% shorter lead time than the competition.

WORLD'S 1ST LINER-LESS COMPOSITE PRESSURE VESSEL FOR HIGH PRESSURE GAS STORAGE

Infinite Composites' iCPV represents the most efficient storage system available for compressed and cryogenic fluids.

A pressure vessel is a container (tank) designed to hold gases or liquids at a pressure substantially different from the ambient pressure. This technology dates back to Leonardo da Vinci's Codex Madrid I, where he documented a pressure vessel designed to lift heavy items underwater in 1495 [2].

Since then, pressure vessels have evolved into new classes, with Type I-IV focused on metal linings. Type I pressure vessels represent 95% of the current marketplace, with the remaining 5% being represented by "newer" technologies for vehicles (i.e. compressed natural gas, spacecraft, bulk gas transport). As the need for more mass efficient storage and transport of pressurized gasses emerged, manufacturers began incorporating composite materials such as fiberglass, aramid (kevlar), and carbon fiber into tanks in place of metal. Over time more and more composite materials displaced metal in tank designs, eventually leading to the Type IV plastic lined composite tanks in 2004.

Since that time the history and evolution of pressure vessel technology has mostly remained stagnant in reducing tank weight and complexity, until the introduction of the Type V pressure vessel which was enabled by the commercialization of new improved resin systems and nanoscaled additives like graphene.

CLASS	COMPOSITION	DRAWBACKS
TYPE V	Fiber Reinforced Shell, with Metallic or Composite End Fittings	Permeation (Infr. to Type IV), Low Heat Transfer
TYPE IV	Plastic Liner with Fiber Reinforced Shell	Liner Permeation, Liner Collapse, Liner Embrittlement
TYPE III	4130 Steel or 6061 Aluminum Full Fiber Reinforced Shell	Liner Fatigue, Liner Corrosion, Liner Weight
TYPE II	4130 Steel or 6061 Aluminum Fiber Reinforced Center	Corrosion, Weight, Pressure Limitations
TYPE I	4130 Steel or 6061 Aluminum	Corrosion, Weight, Pressure Limitations

UNDERSTANDING THE TANK MARKETPLACE

Graphic of pressure vessel classifications from Type I (1) to Type V (5), a description of the material composition, and the drawbacks of each design. From fully metal to all-composite designs.

Infinite Composites' 10+ years of R&D innovation has eliminated the need for a separate liner and leverages nano-scale materials and advanced additive processes to achieve the most efficient storage system available for compressed and cryogenic fluids.

ICPV: LINER-LESS COMPOSITE TYPE V TANKS

METALLIC INTERFACE

COMPOSITE STRUCTURE

NANO-SCALED MATERIALS

ADVANCED PROCESSES

PATENTED ICPV FOR SPACECRAFT

vs. other state-of-the-art tanks

up to... up to... up to...
40% **50%** **80%**



Infinite Composites has successfully developed a pipeline of valuable and protectable intellectual property over its 10 years of operation. We have been awarded 6 domestic utility patents, one international patent (Canada), and have filed provisional patent applications covering additional technologies. We also plan to continue expanding our portfolio with the continuation of both existing and new patent families for tank designs and manufacturing processes.

Awarded patents are as follows:

US 11,015,761 B1
"Composite pressure vessel for gas storage and method for its production" covers our existing manufacturing process and tank design as well as tanks with monolithic sorbent structures. The optimized ultra light weight carbon fiber design with integrated permeation barrier is produced using a water soluble tool. The adsorbent version uses a high surface area monolith such as activated carbon or a metal organic framework to increase capacity at a given pressure or to reduce pressure while maintaining the same capacity.

US 10,563,818, US 10,054,263 B1 , US 9,429,272 B1, US 8,932,695 B1
These variations of "basalt-based pressure vessels for gas storage and method for its production" cover low cost, high durability tanks for ground based and underground stationary storage which are useful for industrial applications due to the thermal, chemical inert, radiological stability of basalt.
Basalt is naturally occurring on Earth, the Moon and Mars making in-situ resource utilization for tanks and structure possible where carbon fiber processing would be impractical.

US20190024848A1, CA3009071C, Pending: EP3597892A1
Variations that cover "integrated composite mounting structures for use in pressure vessels and pressure vessel systems" which serve as mounting interfaces for vehicle and system integration, protection from damage, and thermal protection.

Furthermore, we have identified five additional technology areas within the production process which are protectable and have significant utility. We have also secured a perpetual non-exclusive, royalty-free license to a variety of filament winding technologies which have been optimized by a veteran NASA composite pressure vessel expert from Marshall Space Flight Center.

The company will continue to generate intellectual property through funded research & development projects and protect high-priority technologies through patents, trademarks, and trade secrets.



Infinite Composites has been awarded 6 U.S. patents and 1 Canadian patent for its tank technologies and manufacturing processes.

In addition, our rigorous product testing includes testing tanks in extreme conditions to prove their safety in the harshest conditions, including 1500°F bonfires, cryogenic cycles down to -340°F, and 18,000 pressure cycles to simulate continuous usage for 20 years.



1500°F bonfire test



-340°F cryogenic test

Over the past 10 years, Infinite Composites has been constantly innovating its pressure vessel technology and product offerings.

iCPV product validation timeline (since 2013):



We have produced tanks in 14 different sizes, with units in service on the ground since 2013. Customer deliveries have ranged from 5 liters to 325 liters.

<u>**Product Capability Highlights:**</u>

Hydrostatic Burst & Cycle Testing (TRL 3), 2013:

- 12,000 cycles from 500 to 4500 psi
- 5,000 cycles from 500 to 6250 psi
- 14,400+ psi burst

Bonfire Testing (TRL 5), 2014:

- 2 bonfire tests over a 60-inch bonfire at 25% and 95% fill (4500 psi) with compressed natural gas (CNG)

Pneumatic Testing (TRL 6), 2016:

- 5,000 psi Helium leak test (0.162 ml/h/L)

Ground Demonstration (TRL 7), 2018:

- Simulated 120 orbital launches
- Horizontal and vertical test fires
- 120 cycles from 5,500 psi to 2,800 psi

Flight Demonstration (TRL 8), Expected 2022:

- Suborbital Sounding Rocket Launch to Karman Line

Recurring Missions (TRL 9), Expected 2023 onwards:

- Integration into multiple platforms including launchers, landers, and satellites

The Company has also created 5 sizes of Advanced Reinforced Thermally Insulated Cryotank (ARTIC) tanks for storing cryogenic fluids that range from 0.12 liters to 250 liters, and has delivered 16 units to customers, 7 of which were delivered to NASA in 2020.



ARTIC product validation timeline (since 2016):

Material Development (TRL 3), 2016:

- Material sample characterization:
  - Dynamic Mechanical Analysis
  - Dynamic Scanning Calorimetry
  - LN2 exposure
  - Tensile and Flexural
  - SEM

Subscale Tank Development (TRL 4), 2017:

- Manufacturing process development:
  - Burst Testing x 5
  - Cryogenic Exposure (LN2)
  - Leak Testing

Full Scale Tank Development (TRL 6), 2018:

- Scaled design to flight configuration:
  - Burst Test x 3
  - Thermal Cycles x 5
  - Strain Data
  - MPG Sensor Integration

Qualification Testing (TRL 7), 2019:

- Flight Qualification:
  - LN2 loading 100 psi
  - LN2 loading 500 psi
  - LOx loading 500 psi
- Flight Demonstration:
  - Suborbital sounding rocket

Multiple Flight Demonstrations (TRL 8), Expected 2022:

- Flight Demonstration:
  - Suborbital sounding rocket launches
  - Materials International Space Station Experiments (MISSE) Launch

Recurring Missions (TRL 9), Expected 2023 onwards:

- Technology integration into multiple space platforms:
  - Propellant, oxidizer, and stage separation tanks for launch vehicles and lunar landers

TRACTION

🚩 **400% tank deliveries in 2020; 1000% growth projected for 2021**

🚩 **Graduated from the Creative Destruction Lab, Dcode & 2020 Techstars Starburst Space Accelerator**

🚩 **Hold 6 US patents & 1 Canadian Patent**

In Summary

High-growth and profitability across government and private sectors, both domestically and internationally; selected to participate in major industry-focused programs including the Techstars Starburst Space Accelerator, Dcode and the Creative Destruction Lab's Space Stream, while continuing to deliver new Type V tank technologies and product sizes.

By The Numbers

In 2020, Infinite Composites delivered 26 products to customers (a >400% increase from 2019). In 2021, the Company closed $2.6 million in new contracts and exceeded 2020 revenues in just 3 months. The Company also has opportunities to secure $3.8M in contracts to deliver 200 more tanks by the year's end. This includes initial hardware for GEO communication satellites, a DARPA satellite constellation, 3 launch vehicles, and an electric aircraft, along with a hypersonic aircraft.

aircraft.

Number of tanks delivered, 2018-2022 (Projected)



In The News

Many well-known media outlets, podcasts, and industry-focused publications such as Au Manufacturing, Investable Universe, Composites Weekly, Techcrunch, Composites World, Innovating with Scott Amyx have featured Infinite Composites' innovative technology and the company's role in deeptech space innovation.



In addition, this year, our founder Matt Villarreal was selected by Forbes as "one of the nation's most inspiring entrepreneurial superstars," and recognized in their inaugural Forbes 1000 cohort in partnership with Square.



CUSTOMERS


NASA
SALES


SpaceX
SALES


U.S Air Force
SALES

Infinite Composites has executed more than $4.2 million in contracts to both government and private sector clients including Blue Origin, SpaceX, the U.S. Air Force, the U.S. Army, Los Alamos National Lab, 5 NASA centers and 25 private space companies.



Infinite Composites is attracting inbound interest from two distinct sets of customers in the space market:

1. **Launch vehicle manufacturers and spacecraft integrators/subsystem manufacturers** are seeking out our products because launch service providers that send payloads into space (e.g. SpaceX, Blue Origin and Rocket Lab) have extreme weight sensitivity which is highly aligned with our value proposition. A mass reduction is a very attractive value proposition because every kilogram of extra mass sent into space costs more than $8,000 to launch into low earth orbit (LEO), and mass savings can be directly translated into more mass budget for payloads, which equals more revenue for our clients [8].
2. Additionally, Infinite Composites has gained traction with **integrators and manufacturers of satellite and spacecraft systems.** We are currently a preferred tank vendor for programs with Thales Alenia Space, Blue Canyon Technologies and Orbion Space Technology who are specifying our iCPVs in their standardized offerings for multiple programs and vehicle classes.

Using our tanks enables substantial mass savings that allow these customers to increase their usable payload capacity to support additional transponders, instrumentation, and other systems or spacecraft.

Once we have gained sufficient adoption in the space market, we will shift more focus to driving adoption in adjacent markets such as aerospace and defense, transportation, and industrial gas transport.



Aerospace and defense system manufacturers and integrators such as Raytheon, Lockheed Martin, Zero Avia, and Stratolaunch seek to reduce aircraft mass by replacing existing equipment from metallic to composite tanks for breathing air systems, emergency slide inflators and fire suppression systems, as well as for new technology development like hydrogen fuel cells and hypersonic propulsion systems.

OEM transportation manufacturers and fleet operators like Peterbilt, Air Liquide, and Nikola require maximum range and payload capacity in order to compress payback periods on equipment by reducing vehicle mass and maximizing cargo moved per trip while staying under gross vehicle weight limits.

In addition to commercial projects, IC has been successful at securing government contracts from federal and state agencies:

- The National Aeronautics and Space Administration (NASA) has awarded Infinite Composites direct procurement contracts, research contracts and in-kind services from 5 different NASA Centers.
- The National Science Foundation (NSF), United States Army, and United States Air Force have awarded Infinite Composites contracts to develop new technologies and procure them for civilian and defense-related applications.
- We are also currently supporting 2 contracts for the Defense Advanced Research Projects Agency (DARPA) through subcontracts for satellites and next-generation aircraft.
- The Oklahoma Center for the Advancement in Science and Technology (OCAST) has awarded over $1.6 million in research funds to us (as CleanNG) and our research partners Oklahoma State University and Tulsa University to further drive the development of next-generation iCPVs and manufacturing technologies.

* Infinite Composites, Inc., also known as Infinite Composites Technology, formerly known as CleanNG LLC.

BUSINESS MODEL



Transactional
A one-time sale of goods or services

Infinite Composites designs, manufactures and sells composite pressure vessels and structures for high performance applications to system integrators and end users.

Infinite Composites' key revenue drivers include development, qualification testing, and the sales of its iCPVs.

iCPVs fall into 3 categories based on end-use: propellant tanks, pressurant tanks, and general fluid storage.

Our initial focus is on propellant and pressurant tanks for launch vehicles and satellites. These have high unit costs and gross margins due to extreme performance requirements and unit volumes typically in the hundreds for an individual program.



Because launch vehicle and spacecraft revenue values can be upwards of $100M, our sales cycles to get to production tend to be very long. However, individual tank programs can be worth as much as $50M over 5 years. Once a tank is qualified for a mission, annual production revenues can be more than $10M per program, and the switching costs for the customer can be astronomical. This makes the long-term prospects for Infinite Composites very attractive when tank programs reach production, even with only a few customers.

MARKET



$158B
Approximate Total Market Size

The global pressure vessel market is estimated at $158B annually, with the aerospace segment valued at $19B, growing at an 11.7% CAGR, and the transportation segment valued at $24B growing at 15% CAGR.

The global pressure vessel market is valued at $158 billion and is growing at a rate of 5% annually, with composite tanks making up only 5% overall but growing at 25% annually [9]. Infinite Composites is primarily targeting the $19 billion aerospace industry, followed by the $24 billion transportation industry.





We are targeting the $3 billion U.S. missile and spacecraft pressure vessel market; a subset of the $19 billion total addressable market for aerospace pressure vessels, as our beachhead market. We have focused our go-to-market efforts on this segment due to continued growing interest from customers and the rapidly growing market for space vehicle manufacturing over the next decade. Specifically, the number of satellites being launched into space is growing exponentially, with more than 100,000 new satellites planned on top of the roughly 3,000 satellites in orbit today [10]. Morgan Stanley estimates that the global space industry will grow to more than $1 trillion by 2040 up from $350B in 2020 [11].

While space is our beachhead market, overall demand for the $158 billion global pressure vessel market is booming. With the emergence of the hydrogen economy, the industry is poised for exponential growth over the next 5 years. Hydrogen vehicles and infrastructure are being developed globally as many countries pursue carbon free energy. McKinsey & Co estimates that the US hydrogen economy could be valued at $140 billion by 2030 [12], with Goldman Sachs and Bank of America analysts further predicting that hydrogen will be an $11 trillion dollar opportunity by 2050 [13].

COMPETITION

 Only two direct competitors exist for linerless composite tanks; indirect competitors provide legacy technologies with metal or plastic liners.

For Type V linerless composite tanks, Scorpius Space Launch Company (Hawthorne, CA) and Composite Technology Development (Littleton, Colorado) are the only known providers other than Infinite Composites. Other competitors providing legacy pressure vessel technology include Northrop Grumman Innovation Systems, Arde Inc. (Aerojet Rocketdyne), and Hexagon Composites.



The pressure vessel efficiency of such tanks is measured by the burst pressure (PSI), multiplied by the water volume (cubic inches), divided by the empty weight (lbs). This equation is simply displayed as PV/W (burst pressure x volume/weight). It is the most commensurable way to compare tanks with a higher value simply indicating higher efficiency.



Out of 141 vessels from some of the most purchased space metal tanks and composite overwrapped pressure vessels (COPVs), Infinite Composites' infiniteCPV (icPV) achieves an efficiency that is 22% higher than the nearest competitor.



TEAM

100+ years of combined experience in aerospace engineering and manufacturing composite products at Virgin Galactic, NORDAM and Dassault FalconJet.

Founding Story:

Infinite Composites was founded by Oklahoma State University graduates, Matt Villarreal and Michael Tate, in 2010 to revolutionize gas storage technology to accelerate space exploration and sustainable transportation.

While part of a student engineering team, Villarreal and Tate built the world's first compressed natural gas-powered formula-style race car. During a 24-hour endurance race, they discovered that their metal high-pressure tank made up 10% of the vehicle's mass and held little fuel. While researching the few alternatives available, Tate and Villarreal discovered linerless tanks and set multiple world records during the endurance race. Since then, Infinite Composites has been driven to relentlessly pursue creating innovative advancements in a pressure vessel and material technologies.



Matt, Michael, and the Oklahoma State University Racing team with cars Bullet and Bullet II.

ROBERT MATTHEW "MATT" VILLARREAL
Founder, Chief Executive Officer and Chairman of the Board

- Lead inventor on 7 patents in high pressure, cryogenic gas storage and composites field
- Technology & product development and fundraising lead
- BA in Entrepreneurship & Emerging Enterprises from Oklahoma State University

MICHAEL TATE
Founder, Chief Operating Officer and Executive Board Member

- Manages client relationships, projects and operations
- Oversees sales and research proposals for NASA, the NSF, OCAST and others
- BA in Advertising, Mass Communications & Media Studies from Oklahoma State University

Jeff Sevart – Vice President of Engineering

- 30+ years in Aerospace Engineering, and Manufacturing
- Ex-Manager of Engineering, NORDAM

Thom Howell – Vice President of Programs, and Strategic Development

- 40+ years of programs experience
- Ex-Deputy Director of Engineering Virgin Galactic, Chief Engineer Nordam

Shelby Eugene Griffin – Vice President of Operations

- 40+ years of business, operations & technical experience
- Managed $160M in revenues

Efren Luevano – Lead Designer

- 9+ years in composite pressure vessel development
- OSU, NextGen Materials Lab; NASA, US Navy & NSF Funded Researcher

Shamim Mondal – Materials Engineer

- 7+ years in developing, manufacturing and testing carbon based nanocomposites
- Trained in SEM, XRD, FTIR, DSC, DMA,TGA and UTM

Travis Payne – Design Engineer

- Ex-Northrop Grumman Innovation Systems
- Ex-L3 Communications

John Phan – Vice President of Finance

- 20+ years of experience in finance and entrepreneurship
- Ex-VP of Finance at HDGiants

External Board of Directors and Board Observers

Jim Cantrell

- Independent Board Representative
- CEO and co-founder of Phantom Space Corporation

Raegen Siegfried

- Board Observer Representative for Irish Angels
- NORDAM Vice President

Robbie Wright

- Class A Board Representative
- Co-Founder and CEO of Bounce Energy

Lance Adams

- Central Texas Angel Network Board Representative
- CEO of Benerus Technologies and Sigma Imaging

VISION

A future where composites are the status quo for critical systems & infrastructure enabling optimal efficiency in space, aviation & transportation.

There are seemingly "infinite" use cases for our technology.

Linerless composite pressure vessels are in their market infancy, making up less than 1% of the total pressure vessel market. This is just the beginning for Infinite Composites and this product category. Our materials and manufacturing processes can be applied to a variety of critical high value components in space, aviation and transportation including rocket nozzles, motor casings, payload adapters and primary structures for satellites, spacecraft and rockets.

The pressure vessel industry will always be growing and efficiency will be much needed across various marketplaces and technologies. Infinite Composites' technology; both materials and manufacturing processes, will allow us to move deeper within various supply chains and provide full systems, and potentially entire vehicles, to a variety of industries including automobiles, aerospace, aircraft and the fueling or storage services these vehicles. Infinite Composites is

spacecraft, aircraft and/or the fueling systems servicing these vehicles. Infinite Composites is poised to become a major energy player providing storage solutions across the Earth and solar system over the next 50 years.



Pressure Vessels:

In 5 Years: Infinite Composites will expand off the shelf products, providing both smaller and larger pressure vessel offerings as well as more integrated gas storage modules for in space and terrestrial applications. These are expected to range from tanks that have a capacity of less than 1 liter to those that hold thousands of liters. This will accelerate adoption in a variety of industries and provide quicker turnaround times for existing and emerging customers.

In 10 Years: Infinite Composites will provide more system based hardware solutions. This will be accomplished via partnerships or acquisitions of other component manufacturers.

In 20 Years: The need for pressure vessels will continue to grow dramatically for any vision of a spaced-base human race. From supplying propulsion in-space, providing life-support and system support for space-based habitats, or even providing breathing systems for mankind in-space or on other planetary surfaces, the need for pressure vessels will be ever present.

USE OF FUNDS

Continued buildout of the team, facility, and equipment to support ongoing and future development / production programs.

Infinite Composites has experienced significant growth over the past 24 months. From the graduation of Techstars and the Creative Destruction Lab, the Company has 5x its 2020 contracts before the end of Q3-2021 ($2.2M). Securing programs for hypersonic vehicles, aircraft, spacecraft, launch vehicles, and FCEV race cars.

The Company is raising capital to meet and accelerate this considerable increase in customer demand. Allow it to grow into multiple industries with its technology and products. In order to support this growth in contracts and continued pipeline interest and growth, raising capital will allow Infinite Composites to expand its facility, team, and production capabilities to the level needed to convert existing contracts and pipeline customers into long-term production orders. This funding will enable Infinite Composites to secure new development programs and initiate sales of standard components off-the-shelf, further accelerating its technology and product adoption in multiple industries and market places. .

These funds will help take Infinite Composites to the next phase of high-growth and continued expansion of the overall tank market. The Company will use the funds to certify products for use across multiple industries. Furthermore, the capital will provide Infinite Composites with a healthy balance sheet to promote adoption from larger customers who perceive lack of capital as a risk. A new facility buildout, along with equipment & an expanded team will reduce execution risk and allow for growth in sales & opportunities.

RISKS & DISCLOSURES

Infinite Composites is testing the waters under regulation crowdfunding.

Infinite Composites, Inc is Testing The Waters under Regulation Crowdfunding. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the intermediary's platform. An indication of interest involves no obligation or commitment of any kind.

Infinite Composites, Inc.



The most efficient gas storage systems in the universe

Infinite Composites develops and manufactures advanced composite pressure vessels and structures. The company was founded in 2010 to revolutionize composite pressure vessel technology, with the ultimate goal of enabling widespread adoption of composite pressure vessels. Our vision is to make the Infinite Composite Pressure Vessel (iCPV) the key enabling technology for space exploration and sustainable transport. Infinite Composites aims to practice continuous improvement to ensure we deliver products that exceed customer and industry quality standards and deliver products free of fault or defect. Infinite Composites, Inc. is AS9100D and ISO9001 certified.

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